THIS CONFORMING PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
                  RULE 901(d) OF REGULATION S-T


                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                     NutraMax Products, Inc.
                  -----------------------------
                         (Name of Issuer)

             Common Stock, par value $.001 per share
           --------------------------------------------
                  (Title of Class of Securities)

                             67061A30
                          --------------
                          (CUSIP Number)

                         David M. Schulte
                      Chilmark Fund II, L.P.
                    875 North Michigan Avenue
                     Chicago, Illinois 60611
                          (312) 984-9711
     -------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        September 11, 1997
                 -------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
           13d-1(b)(3) or (4), check the following box   [   ].


                          Page 1 of 76 Pages
                   Exhibit Index Appears on Page 12

                             SCHEDULE 13D
CUSIP NO.  67061A30
-------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cape Ann Investors, L.L.C.
-------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
-------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
-------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ---------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            810,154
EACH            ---------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ---------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    810,154
-------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    810,154
-------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]

-------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.4%
-------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO


                       Page 2 of 76 Pages

                             SCHEDULE 13D
CUSIP NO.  67061A30
-------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark Fund II, L.P.
-------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
-------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
-------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ---------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            815,154
EACH            ---------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ---------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    815,154
-------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    815,154
-------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]

-------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.5%
-------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN


                         Page 3 of 76 Pages

                             SCHEDULE 13D
CUSIP NO.  67061A30
-------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark II, L.L.C.
-------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
-------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
-------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ---------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            815,154
EACH            ---------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ---------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    815,154
-------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    815,154
-------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]

-------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.5%
-------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO


                         Page 4 of 76 Pages

                             SCHEDULE 13D
CUSIP NO.  67061A30
-------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark Partners, L.L.C.
-------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
-------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
-------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ---------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            815,154
EACH            ---------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ---------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    815,154
-------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    815,154
-------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]

-------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.5%
-------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO


                         Page 5 of 76 Pages

                             SCHEDULE 13D
CUSIP NO.  67061A30
-------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David M. Schulte
-------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
-------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
-------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
-------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ---------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            815,154
EACH            ---------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ---------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    815,154
-------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    815,154
-------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]

-------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.5%
-------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN


                        Page 6 of 76 Pages

Item 1.  Security and Issuer.

           This Statement relates to the Common Stock, par value
$.001 per share ("Common Stock"), of NutraMax Products, Inc. (the
"Issuer"). The Issuer has its principal executive offices at 9
Blackburn Drive, Gloucester, Massachusetts 01930.


Item 2.  Identity and Background.

           (a-c) This Statement is being filed by Cape Ann Investors, L.L.C. ("Cape Ann"), Chilmark Fund II, L.P. ("Chilmark Fund"), Chilmark II, L.L.C. ("Chilmark II"), Chilmark Partners, L.L.C. ("Chilmark Partners") and David M. Schulte (collectively, the "Reporting Persons"). Cape Ann is a Delaware limited liability company established to make the investment in the Common Stock reported herein. Chilmark Fund is a Delaware limited partnership and is the managing member of, and the holder of a majority of the ownership interests in, Cape Ann. The other members of Cape Ann are BT Investment Partners, Inc., Franklin Mutual Advisers, Inc. as agent for Mutual Discovery Fund, and Magten Asset Management Corp. as agent for each of Department of Pensions - City of Los Angeles, Hughes Master Retirement Trust, Navy Exchange Service Command Retirement Trust and Western Union Pension Trust. None of such other members of Cape Ann controls Cape Ann or has beneficial ownership of the Shares of Common Stock held by Cape Ann within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Chilmark II is a Delaware limited liability company and is the sole general partner of Chilmark Fund. No limited partner in Chilmark Fund acts as a general partner or has control over Chilmark Fund. Chilmark Partners is a Delaware limited liability company and is the sole member of Chilmark II. Mr. Schulte is the managing member of Chilmark Partners. The address of the principal executive office of each of Cape Ann, Chilmark Fund, Chilmark II and Chilmark Partners, and the business address of Mr. Schulte, is 875 North Michigan Avenue, Suite 2100, Chicago, Illinois 60611. The principal business of Chilmark Fund, Chilmark II and Chilmark Partners is investing in, and providing capital and management support to, companies that are engaged in or are the appropriate subject of significant recapitalizations or corporate restructurings. Certain information concerning the officers of Cape Ann, Chilmark II and Chilmark Partners is set forth in Appendix A hereto.

           (d) and (e) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

           Cape Ann acquired the 810,154 shares of Common Stock it holds from the Issuer on September 11, 1997, pursuant to a Stock Purchase Agreement, dated as of August 12, 1997 (the "Stock
Purchase Agreement"), as amended by Amendment No. 1, dated
September 9, 1997


                         Page 7 of 76 Pages

("Amendment No. 1"), by and between the Issuer and Cape Ann (as so amended, the "Agreement"). A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2 and a copy of Amendment No. 1 is attached hereto as Exhibit 3, and each is incorporated herein by reference. The source of the $10,532,002 used to acquire such shares was capital contributions from the members of Cape Ann. Chilmark Fund acquired the 5,000 shares of Common Stock it holds from a family investment partnership controlled by Mr. Schulte on September 9, 1997. The source of the $49,000 used to acquire such shares was capital contributions from the sole general and limited partners of Chilmark Fund.

Item 4.  Purpose of Transaction.

           On September 11, 1997, the Issuer consummated the acquisition of substantially all of the assets (the "Asset Acquisition") of the first aid business of American White Cross, Inc. and its wholly-owned subsidiary Weaver Manufacturing Corporation, debtors and debtors in possession in chapter 11 proceedings pending before the United States Bankruptcy Court for the District of Delaware. Cape Ann's acquisition of Common Stock from the Issuer reported herein was effected for the purpose of investing in the Issuer to provide equity financing to facilitate the Issuer's consummation of the Asset Acquisition.

           The Agreement contains certain provisions and agreements as to certain aspects of the relationship between Cape Ann, as stockholder, and the Issuer. Pursuant to the Agreement, Cape Ann and Chilmark Fund agreed that Cape Ann and Chilmark Fund and their affiliates will not take any of the following actions without the prior written consent of the Issuer, subject to specified limited exceptions: (a) increase their percentage ownership of Common Stock (or acquire other securities of the Issuer or securities convertible into or exchangeable for equity securities of the Issuer); (b) transfer any Common Stock (other than (i) pursuant to a tender offer which the Issuer's Board of Directors (the "Board") has voted to recommend, (ii) pursuant to the exercise of the registration rights described below, (iii) pursuant to open market sales made in accordance with Rule 144 under the Securities Act of 1933, as amended, (iv) to the members or investors of Cape Ann, and to their members or investors, by distribution, dissolution or otherwise, (v) to one or more members of a board of outside investors to Chilmark Fund in an aggregate amount of up to 40,000 shares or (vi) after complying with the provisions of a right of first refusal granted to the Issuer); (c) form, join or participate in any other way in a "partnership, limited partnership, syndicate or other group" (within the meaning of Section 13(d) of the Exchange Act); or (d) engage in certain other specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer.

           Pursuant to the Agreement, Cape Ann is entitled to designate one representative to serve on the Board and will continue to have the right to so designate one representative for election to the Board as long as Cape Ann beneficially owns at least 5% of the then outstanding Common Stock. In accordance with this provision, it is anticipated that Mr. Schulte will be appointed to the Board effective at the Board's next meeting.

           Pursuant to the Agreement, Cape Ann and Chilmark Fund agreed that each of them and their affiliates will, so long as Cape Ann and Chilmark Fund collectively beneficially own at least
5% of the then outstanding Common Stock or an individual designated by Cape Ann


                         Page 8 of 76 Pages
is a member of the Board, vote their Common Stock (and any other voting securities of the Issuer) in favor of the election of the nominees for election to the Board designated or nominated by the Board.

           Pursuant to the Agreement and subject to certain exceptions, the Issuer granted Cape Ann certain demand and "piggyback" registration rights in connection with certain permitted sales of shares of Common Stock.

           The summaries contained in this Statement of certain provisions of the Agreement are not intended to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and Amendment No. 1 attached as exhibits hereto and incorporated herein by reference.

           The Reporting Persons intend to continue to review their investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general economic, market and investment conditions and options available to them, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to applicable law and the limitations of the Agreement described above.

           Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission (the "Commission").


Item 5.  Interest in Securities of the Issuer.

           (a) and (b) To the best knowledge of the Reporting Persons, there are 5,609,168 shares of Common Stock outstanding. As of the date hereof, the 815,154 shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 14.5% of the Common Stock issued and outstanding. Subject to the limitations of the Agreement described above, the Reporting Persons share the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, the Common Stock beneficially owned by them (except that Cape Ann does not share such powers with respect to the 5,000 shares of Common Stock held directly by Chilmark Fund).

           At the date hereof, to the best knowledge of the Reporting Persons, none of the persons listed in Appendix A hereto owns any Common Stock (other than shares of Common Stock beneficially owned by Cape Ann or Chilmark Fund, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act).

           (c) During the last sixty days, the only transactions in Common Stock effected by the Reporting Persons (or, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A) were the following private transactions: Chilmark
Fund purchased 5,000


                        Page 9 of 76 Pages
shares of Common Stock from a private family investment partnership controlled by Mr. Schulte on September 9, 1997 at a price of $9.80 per share, or an aggregate of $49,000 (equal to the acquisition cost to such investment partnership of its acquisition of such shares more than sixty days previously); the purchase by Cape Ann of 846,154 shares of Common Stock from the Issuer on September 11, 1997 at a price of $13.00 per share, or an aggregate of $11,000,002; and the sale by Cape Ann of an aggregate of 36,000 shares of Common Stock on September 18, 1997 at a price of $13.04 per share, or an aggregate of $469,440, to twelve members of the board of outside advisors to Chilmark Fund, as permitted by the Agreement.

           (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           In connection with the sale by Cape Ann of the 36,000 shares of Common Stock to the twelve members of the board of outside advisors to Chilmark Fund, as described above, Cape Ann entered into an agreement with each of such advisors, as required by the Agreement, pursuant to which, among other things, each such outside advisor agreed, individually and for the benefit of the Issuer, to be bound by the standstill and voting provisions of the Agreement described in Item 4 above with respect to the shares of Common Stock acquired by such outside advisor. A copy of the form of agreement entered into between Cape Ann and each such outside advisor is attached hereto as Exhibit 4 and is incorporated herein by reference. Except for the agreements described herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

           Exhibit 1 - Joint Filing Agreement, dated
                       September 19, 1997, among the
                       Reporting Persons.

           Exhibit 2 - The Stock Purchase Agreement.

           Exhibit 3 - Amendment No. 1.

           Exhibit 4 - Form of Share Purchase Agreement,
                       dated as of September 18, 1997.


                       Page 10 of 76 Pages

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  September 19, 1997

                              Cape Ann Investors, L.L.C.

                              By: /s/ David Schulte
                                 -------------------------
                                 Name: David Schulte
                                 Title: President


                              Chilmark Fund II, L.P.

                              By: Chilmark II, L.L.C.

                              By: /s/ David Schulte
                                 -------------------------
                                 Name: David Schulte
                                 Title: President


                              Chilmark II, L.L.C.

                              By: /s/ David Schulte
                                 -------------------------
                                 Name: David Schulte
                                 Title: President


                              Chilmark Partners, L.L.C.

                              By: /s/ David Schulte
                                 -------------------------
                                 Name: David Schulte
                                 Title: Managing Member

                              /s/ David Schulte
                              ----------------------------
                                   David Schulte


                       Page 11 of 76 Pages

                             EXHIBIT INDEX

Exhibit                                               Page
Number          Description                           Number
------          -----------                           ------

1               Joint Filing Agreement, dated          14
                September 19, 1997, among
                the Reporting Persons.

2               Stock Purchase Agreement.              15

3               Amendment No. 1.                       69

4               Form of Share Purchase Agreement,      71
                dated as of September 18, 1997.


                       Page 12 of 76 Pages

                            APPENDIX A

          Information Concerning Officers of Cape Ann,
                Chilmark II and Chilmark Partners.

Each of the individuals listed below is a United States citizen.

              Cape Ann, Chilmark II and Chilmark Partners

                               Officers

                               Present Principal Occupation
Business Address               Name and Employment
----------------               -------------------

David M. Schulte               President of each of Cape Ann and
875 North Michigan Avenue      Chilmark II.  Mr. Schulte is the
Chicago, Illinois  60611       managing member, and devotes all of
                               his time to the affairs, of Chilmark
                               Partners.

Joel S. Friedland              Vice President of each of Cape Ann,
875 North Michigan Avenue      Chilmark II and Chilmark Partners.
Chicago, Illinois  60611       Mr. Friedland is a member, and devotes
                               all of his time to the affairs, of
                               Chilmark Partners.

Matthew R. Rosenberg           Vice President of each of Chilmark II
875 North Michigan Avenue      and Chilmark Partners.  Mr. Rosenberg
Chicago, Illinois  60611       is a member, and devotes all of his
                               time to the affairs, of Chilmark Partners.

Daniel W. Yih                  Vice President of each of Chilmark II
875 North Michigan Avenue      and Chilmark Partners.  Mr. Yih is a
Chicago, Illinois  60611       member, and devotes all of his time to
                               the affairs, of Chilmark Partners.


                       Page 13 of 76 Pages